Exhibit 99.1

Cellectis Announces First Patient Treated in Phase 1 Trial of UCART19 in Pediatric Acute B Lymphoblastic Leukemia (B-ALL)

NEW YORK--(BUSINESS WIRE)--June 20, 2016--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS – Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced that the first patient has been treated in the Phase I study of UCART19 in pediatric acute B lymphoblastic leukemia (B-ALL) at the University College of London (UCL). This UCART19 clinical trial is sponsored by Servier in close collaboration with Pfizer.

The pediatric Phase I is an open label, non-comparative, monocenter study to evaluate the safety and ability of UCART19 to induce molecular remission in pediatric patients with relapsed or refractory CD19 positive B-cell acute lymphoblastic leukemia ahead of planned allogeneic haematopoeitic stem cell transplantation (allo-HSCT).

Cellectis will receive a milestone payment from Servier of an undisclosed amount.

About UCART19

UCART19 is an allogeneic CAR T-cell product candidate developed for treatment of CD19-expressing hematological malignancies, gene edited with TALEN®. UCART19 is initially being developed in chronic lymphocytic leukemia (CLL) and acute lymphoblastic leukemia (ALL). Cellectis’ approach with UCART19 is based on the preliminary positive results from clinical trials using autologous products based on the CAR technology, and has the potential to overcome the limitation of the current autologous approach by providing an allogeneic, frozen, “off-the-shelf” T-cell based medicinal product.

In November 2015, Servier acquired the exclusive rights to UCART19 from Cellectis. Following further agreements, Servier and Pfizer began collaborating on a joint clinical development program for this cancer immunotherapy. Pfizer has exclusive rights from Servier to develop and commercialize UCART19 in the United States, while Servier retains exclusive rights for all other countries.

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR-T cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 16 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis S.A. is listed on the Nasdaq Global Market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
Cellectis
Jennifer Moore, 917-580-1088
VP Communications
media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich, 212-896-1241
ckasunich@kcsa.com
or
Simon Harnest, 646-385-9008
VP Corporate strategy and Finance
simon.harnest@cellectis.com